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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





                       CENTERSTATE BANKS OF FLORIDA, INC.
             (Exact Name of Registrant as Specified in Its Charter)



         Florida                                                 59-3606741
(State of Incorporation or                                    (I.R.S. Employer
      Organization)                                          Identification No.)

   7722 SR 544 East, Winter Haven, FL                               33881
(Address of Principal Executive Offices)                         (Zip Code)

If this form relates to the                If this form relates to the
registration of a class of securities      registration of a class of securities
pursuant to Section 12(b) of the           pursuant to Section 12(g) of the
Exchange Act and is effective              Exchange Act and is effective
pursuant to General Instruction            pursuant to General Instruction
A.(c), please check the following          A.(d), please check the following
box. [ ]                                   box. [X]

  Securities Act registration statement file number to which this form relates:

                                    333-95087
                                 ---------------
                                 (If applicable)


        Securities to be registered under Section 12(b) of the Act: None


           Securities to be registered under Section 12(g) of the Act:

                     Common Stock, par value $.01 per share
                                (Title of Class)




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ITEM 1.  DESCRIPTION OF SECURITIES.

         The authorized capital stock of Centerstate consists of 20,000,000 shares of Centerstate common stock, par value $.01 per share ("Centerstate Common Stock"). As of the date of this Form 8-A, there were 2,815,872 shares of Centerstate Common Stock outstanding and held by approximately 943 shareholders of record. The Centerstate Articles of Incorporation (the "Centerstate Articles") also authorize Centerstate to issue up to 5,000,000 shares of preferred stock, par value $.01 per share, none of which were issued or outstanding as of the date of this Form 8-A.

         The following discussion is a brief summary of certain rights relating to Centerstate Common Stock, as determined by the Centerstate Articles and the Centerstate Bylaws. The following discussion is not intended to be a complete description of such capital stock and is qualified in its entirety by reference to governing laws and the Centerstate Articles and the Centerstate Bylaws.

COMMON STOCK

         Holders of shares of Centerstate Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of Centerstate out of funds legally available therefor. Holders of Centerstate Common Stock are entitled to one vote per share on all matters on which the holders are entitled to vote and do not have any cumulative rights. Holders of Centerstate Common Stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding-up of Centerstate, holders of Centerstate Common Stock are entitled to share equally and ratably in the assets of Centerstate, if any, remaining after the payment of all debts and liabilities of Centerstate and the liquidation preferences of any outstanding shares of Centerstate preferred stock. The rights, preferences and privileges of holders of Centerstate Common Stock will be subject to any classes or series of Centerstate preferred stock that Centerstate may issue in the future.

PREFERRED STOCK

         The Centerstate Articles provide that the Board of Directors of Centerstate is authorized, without further action by the holders of Centerstate Common Stock, unless such action is required in a particular case by applicable laws or regulations, to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any preferred stock so issued may rank senior to Centerstate Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

CERTAIN ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF CENTERSTATE ARTICLES

         Authorized Capital Stock. The Centerstate Board of Directors may authorize the issuance of additional shares of Centerstate Common Stock or preferred stock without further action by the Centerstate shareholders, unless such action is required in a particular case by applicable laws or regulations. The authority to issue additional shares of Centerstate Common Stock or preferred stock provides Centerstate with the flexibility necessary to meet its future needs without the delay resulting from seeking shareholder approval. The unissued shares of Centerstate Common Stock and preferred stock may be issued from time to time for any corporate purposes, including, without limitation, stock splits, stock dividends, employee


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benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of Centerstate. In addition, the sale of a substantial number of shares of Centerstate Common Stock or the sale of preferred stock to persons who have an understanding with Centerstate concerning the voting of such shares, or the distribution or dividend of shares of Centerstate Common Stock or preferred stock (or the right to receive such shares) to Centerstate shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of Centerstate. Further, because the Centerstate Board has the power to determine the voting, conversion or other rights of Centerstate preferred stock, the issuance of a series of preferred stock to persons friendly to management could effectively discourage or preclude consummation of a change in control transaction or have the effect of maintaining the position of Centerstate incumbent management. Centerstate does not currently have any plans or commitments for Centerstate to use its authority to effect any such issuance, but reserves the right to take any action that the Board of Directors deems to be in the best interests of Centerstate and its shareholders.

FLORIDA ANTITAKEOVER LAW

         Florida has enacted legislation that may deter or frustrate a takeover of a Florida corporation. The Florida Control Share Act generally provides that shares acquired in a "control share acquisition" will not possess any voting rights unless such voting rights are approved by a majority of the corporation's disinterested shareholders. A "control-share acquisition" is an acquisition, directly or indirectly, by any person having ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding "control shares" of a publicly held Florida corporation. "Control Shares" are shares which, except for the Florida Control Share Act, would have voting power that, when added to all other shares owned by a person or in respect to which such person may exercise or direct the exercise of voting power, would entitle such person, immediately after acquisition of such shares, directly or indirectly, alone or as a part of a group, to exercise or direct the exercise of voting power in the election of directors within any of the following ranges:
(a) at least 20% but less than 331/3% of all voting power; (b) at least 331/3% but less than a majority of all voting power; or (c) a majority or more of all voting power. The Florida Affiliated Transactions Act generally requires approval by a majority of disinterested directors or two-thirds of shareholders in specified transactions between a corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law also permits the board of directors evaluating a tender offer or other business combination to consider all relevant factors including, without limitation, social, legal, economic or other effects on employees, customers, suppliers, and other constituencies, possible impact on the local community, and impact on the Florida and national economies.

INDEMNIFICATION PROVISIONS

         Florida law authorizes a company to indemnify its directors and officers in certain instances against certain liabilities which they may incur by virtue of their relationship with the company. Further, a Florida company is authorized to provide further indemnification or advancement of expenses to any of its directors, officers, employees, or agents, except for acts or omissions which constitute:

         o a violation of the criminal law unless the individual had reasonable cause to believe it was lawful,

         o a transaction in which the individual derived an improper personal benefit,


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         o       in the case of a director, a circumstance under which certain liability provisions of the Florida Business Corporation Act are applicable related to payment of dividends or other distributions or repurchases of shares in violation of such Act, or

         o willful misconduct or a conscious disregard for the best interest of the company in a proceeding by the company, or a company shareholder.

         A Florida company also is authorized to purchase and maintain liability insurance for its directors, officers, employees and agents.

         Centerstate's bylaws provide that Centerstate shall indemnify each of its directors and officers to the fullest extent permitted by law, and that the indemnity will include advances for expenses and costs incurred by such director or officer related to any action in regard to which indemnity is permitted. There is no assurance that Centerstate will maintain liability insurance for its directors and officers.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling Centerstate pursuant to the foregoing provisions, Centerstate has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

ITEM 2.  EXHIBITS.

         Exhibit 3.1    -   Articles of Incorporation of Centerstate Banks of
                            Florida, Inc.*

         Exhibit 3.2    -   Bylaws of Centerstate Banks of Florida, Inc.*

         Exhibit 4.1    -   Specimen stock certificate of Centerstate Banks of
                            Florida, Inc.*

         Exhibit 23.1   -   Consent of KPMG LLP

         Exhibit 27     -   Financial Data Schedule (SEC use only)

         Exhibit 99.1   -   Centerstate Banks of Florida, Inc. and subsidiaries
                            Management's Discussion and Analysis of Financial
                            Condition and Results of Operations as of and for
                            the years ended December 31, 1999 and December 31,
                            1998

         Exhibit 99.2   -   Centerstate Banks of Florida, Inc. and subsidiaries
                            financial statements, with auditors' report thereon,
                            as of and for the years ended December 31, 1999 and
                            1998

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*        Incorporated by reference to the Form S-4 Registration Statement of
         Centerstate Banks of Florida, Inc. (File No. 333-95087).


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                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         Centerstate Banks of Florida, Inc.




Date: November 27, 2000                  By: /s/  James H. White
                                             -----------------------------------
                                             James H. White
                                             Chairman, President and
                                             Chief Executive Officer






                                         By: /s/  James J. Antal
                                             -----------------------------------
                                             James J. Antal
                                             Senior Vice President and
                                             Chief Financial Officer



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                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

Exhibit 23.1   -   Consent of KPMG LLP

Exhibit 27     -   Financial Data Schedule (SEC use only)

Exhibit 99.1   -   Centerstate Banks of Florida, Inc. and subsidiaries
                   Management's Discussion and Analysis of Financial
                   Condition and Results of Operations as of and for the years ended December 31, 1999 and December 31, 1998

Exhibit 99.2   -   Centerstate Banks of Florida, Inc. and subsidiaries
                   financial statements, with auditors' report thereon, as of and for the years ended December 31, 1999 and 1998